Office of Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D. C. 20549

June 26, 2002

Dear Sir/Madam:

We have read the five paragraphs of Item 4 included in the Form 8–K dated June 26, 2002 of Santander BanCorp to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, except for the information contained in the fifth paragraph not relating to our firm.

Very truly yours,

/s/ Arthur Andersen LLP